2001

A Very Strong Year

IndyMac Bancorp, Inc.
Annual Report

It was a very year for comp mortgage ban

IndyMac Bancorp, Inc. (NYSE:NDE) is the holding company for IndyMac Bank, a leading technology-based mortgage bank with proprietary, award-winning systems to facilitate, among other things, automated underwriting and risk-based pricing on a nationwide basis via the Web. IndyMac's mortgage banking group offers multi-channel distribution of its mortgage products and services through a nationwide network of mortgage brokers, mortgage bankers, community financial institutions, realtors and homebuilders. The mortgage banking group also offers mortgage products and services directly to consumers through the Internet, telephone and its Southern California branch structure.

IndyMac Bank also offers a wide array of Web-enhanced banking services, including deposits and home equity lines of credit, in addition to its core mortgage products and services and provides commercial loans to homebuilders for the purpose of constructing new single-family residences. IndyMac Bank is FDIC-insured.

IndyMac's management is committed to delivering superior returns and increasing shareholder value. IndyMac's total annualized return to shareholders for the period 1993 through December 31, 2001 of 26%, under its current management team, has exceeded the comparable returns of 16% and 14% for the Dow Jones Industrial Average and S&P 500, respectively, for the same period.

profitable
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king industry.

"As a mortgage banker in 2001's environment, we really had the wind at our backs," Richard Wohl, President, Mortgage Banking Group

About IndyMac®

IndyMac, with its core focus on single-family residential mortgage lending, offers highly competitive financial products and services that are tailored to meet the needs of both consumers and businesses. The Company serves a wide range of customers including consumers, mortgage brokers, mortgage bankers, community financial institutions, homebuilders and real estate professionals.

As a result of IndyMac's innovative technology and intense customer focus, it has become one of the leading technology-based mortgage bankers in the country. With $7.5 billion in assets, $17.5 billion total annual loan production, and a market capitalization of approximately $1.5 billion, the IndyMac business model is highly scalable and represents an industry-leading asset-generation franchise.

The chart featured here offers a graphic presentation of the IndyMac organization "at-a-glance."



IndyMac
Investment Portfolio Group
Mortgage Banking Group
Builder Finance Group
Consumer Banking Group
Single-family residential loans held for investment
Mortgage securities portfolio
Single-family loan servicing
Deposits and single family residential community lending
IndyMacBank.com
Telebanking
Southern California branch network
B2B
IndyMacB2B.com
B2C
IndyMacMortgage.com
B2R
LoanWorks.com
Secondary Marketing
HELOC (Home Equity Lines of Credit)
Consumer Construction and Lot

Note – For a more extensive discussion of the organization structure and subsidiaries, please refer to IndyMac's Annual Report on Form 10-K, Item 1: Business – Subsidiaries and Special Purpose Entities.

Year in review

- 2001 was our first full year as a depository institution
- Our Company posted record earnings (recurring basis[1])
- We achieved a record EPS (earnings per share) for our shareholders (recurring basis[1])
- It was a year of record loan production as well
- Our consumer Website maintained its Number 1 "Gomez rating" during all of 2001
- IndyMac received the "Most Innovative Use of Technology in Lending" Award from Inman News Services, for its B2B Website
- We effectively managed interest rate risk in a very volatile interest rate environment
- Our non-performing assets ratio improved to 1.55% from 1.98%
- Deposits grew four-fold from $798 million to $3.2 billion
- We demonstrated solid execution in diversifying our financing structure
- We issued $175 million units of trust-preferred securities and common stock warrants to generate capital to continue to grow core operations and facilitate opportunistic asset growth in the investment portfolio

Financial highlights

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	Year ended December 31, 2001	Year ended December 31, 2000
Total assets	$7,497,311	$5,740,204
Total equity	845,138	727,893
Debt to equity ratio	7.9:1	6.9:1
Book value per share	$ 14.00	$ 11.71
Capital ratios — IndyMac Bank, F.S.B.[2]		
Tangible	9.16%	8.27%
Core	9.16%	8.27%
Risk-based	14.59%	12.26%
Net revenues	$ 499,517	$ 337,098
Earnings before cumulative effect of a change in accounting principle	126,573	117,926
Net earnings	116,388	117,926
Net recurring earnings[1]	126,117	92,416
Earnings per share before cumulative effect of a change in accounting principle	$ 2.00	$ 1.69
Net earnings per share on a diluted basis	1.84	1.69
Recurring earnings per share on a diluted basis[1]	2.00	1.32
Return on average equity[3]	16.55%	11.93%
Return on average assets[3]	1.77%	1.90%

[1] *2001 net recurring earnings and EPS primarily exclude a cumulative change in accounting principle of $10.2 million or $0.16 per share. 2000 net recurring earnings and EPS exclude the non-recurring net gain of $25.5 million or $0.37 per share primarily related to a one-time tax benefit associated with the Company's transition from a real estate investment trust to a depository institution holding company.*

[2] *At December 31, 2001, the Parent Company had approximately $168 million of excess capital in addition to the amounts utilized to calculate these bank-level ratios.*

[3] *Using recurring earnings.*

Dear Shareholders:

We are in a good business... Industry analysts predict that mortgage debt outstanding will continue to expand at 7% to 8% a year over the next 20 years.

Overall, 2001 was a strong year for IndyMac. In our first full year as a federally regulated depository institution, we exceeded substantially all of the goals discussed in our letter to you last year. We achieved a 52% increase in recurring earnings per share (to $2.00); a 74% increase in loan production (to a record $17.5 billion); a four-fold increase in deposits (to $3.2 billion); and a 39% improvement in return on equity (to 16.55%).

Our strong results were generally mirrored across the mortgage industry as declining interest rates created record industry loan volumes. As a mortgage banker in this environment, we really had the wind at our backs. The current outlook suggests that the wind is coming back around now and the market may not be quite as favorable in 2002. In fact, at the end of last year, the Mortgage Bankers Association of America (MBA) forecast that the industry's mortgage production would decline by approximately 30% in 2002.

For both IndyMac and our competitors, concerns with regard to the industry's point in the cycle, as opposed to concerns over our performance, translated to a contraction in the price/earnings multiple at which our shares trade. Our price/earnings multiple declined 48%, from 22.4 at December 31, 2000 to 11.7 at December 31, 2001. As a result, our total return to shareholders for 2001, of –21%, fell short of the total return generated by the overall market, which reflected one-year returns of –5% and –12%, by the Dow Jones Industrial Average and the S&P 500, respectively. However, we continued to outperform the market when evaluated on a longer-term basis with annualized total returns of 35% for the three years ended December 31, 2001 and 26% for the period since 1993 (when our current management team took the helm). These returns compare to 5% and 16% for the Dow Jones Industrial Average and –1% and 14% for the S&P 500, respectively, for the same periods.


$2.00
$0.00
$0.86
$1.32
$2.00
1999
2000
2001

EPS growth (Recurring earnings per share)

While 2001 was a good year for IndyMac, we prefer to focus on the future since challenges lie ahead.

We want to explain why our long-term outlook remains positive and how we plan to achieve increased production and profitability in the coming year. We believe that the equity markets will recognize our continued focus on execution to grow our business and, as we perform, we expect to see our price/earnings multiple expand and enhance our total return to shareholders.

Along this line, we are proud to note that the equity research analysts at Standard & Poor's Corporation selected IndyMac as one of 35 companies for their S&P PowerPicks 2002 Portfolio. The objective of the PowerPicks Portfolio is to exceed the total return generated by the S&P 500 during the same year. The PowerPicks Portfolio consists of companies that the analysts believe are positioned for superior growth throughout the year.

Our key financial goals for 2002 are as follows:

- Achieve 15% growth in mortgage production. Our mortgage loan production grew 78% last year, following 48% growth during 2000, a year during which the overall industry production declined 20%. We believe if we execute well on our growth strategies and metrics in 2002, we can again achieve mortgage loan growth during an overall industry decline.
- Achieve 15% to 20% growth in earnings per share.
- Optimize our financing sources (deposits, FHLB advances, committed repurchase lines of credit and syndicated bank facility) to increase our net interest margin.
- Continue effective management of our interest rate and credit risk. We expect to see improved returns from loan servicing as loan prepayments are expected to slow to more normal levels.
- Be effective stewards of our shareholders' capital. We began 2002 with excess capital of approximately $250 million, and we expect to create additional new capital throughout the year with retained earnings. This excess capital provides us with the financial flexibility to grow our core mortgage banking operations, expand our investment portfolio and/or strategically repurchase our shares as opportunities arise.

Our business fundamentals remain strong.

To achieve these goals, we must be disciplined in our business metrics and solidly execute our mortgage banking business model. We remain confident that our business model is the best model for producing operating efficiency and scale, and we believe we are positioned to perform well relative to the overall mortgage industry. Our business model incorporates the following elements, which also represent the key competitive advantages in mortgage banking:



30%
0%
14%
16%
26%
1993-2001
(Management's record)

Total annualized returns

- S&P 500
- Dow Jones Industrial Average
- IndyMac Bank common stock

- Leadership in technology, with automated risk-based pricing that can be leveraged across multiple channels, products and customers
- A disciplined focus on cost control to maintain our low-cost infrastructure
- Continued expansion of our products, customer base and market share
- A strong focus on customer service
- A strong emphasis on properly pricing, hedging and managing mortgage-related assets retained from our mortgage banking activities. The investment portfolio provides important support for our mortgage banking operations. This is because the retention of mortgage banking assets (such as mortgage servicing rights, AAA-rated interest-only securities and residual interests) strengthens our ability to sell our mortgage production across multiple distribution channels.
- Effective management of credit risk

We are in a growing business; yet our business is cyclical.

We believe we are positioned to perform well relative to the overall mortgage industry.

Execution of our business model gives us competitive advantage.

We're highly focused on cost control, technology leadership, risk management and customer service. And we're growing our products, customers & markets.

We have also learned a great deal in 2001 about operating as a federally regulated depository institution. Working with our regulators over the past 18 months has enabled us to further strengthen our internal controls and fine-tune the balancing of profitability and risk.

It was as a result of our increased focus on weighing risks and returns that we have decided to substantially restructure and refocus our business of lending to subdivision developers. The Company has done well in this business, realizing strong returns and stable income since its inception in 1994. However, we have not done a good job of cross-selling permanent single-family mortgages to our builders' consumer customers purchasing a home.

During the fourth quarter of 2001 we announced that we would be tightening controls and scaling back our builder construction lending operations from 31 states to eight core states. In addition, going forward our construction lending activities will be directed toward those homebuilders that have committed to utilizing our e-MITS technology to provide mortgage loans to their customers. We will employ more stringent underwriting guidelines and pricing on the construction financing; however, our homebuilders will see enhanced earnings opportunities through their ability to act as mortgage lenders to their customers, creating a win/win situation for IndyMac and its homebuilder customers.

We expect that this change in focus will result in substantially reduced subdivision construction loans outstanding (our expectation is that construction loans outstanding will decline from eight percent of assets at December 31, 2001 to approximately five percent of assets by 2003), but we expect to substantially improve our mortgage production operations with homebuilders. This strategy is more in line with our commitment to our core mortgage banking business, which has a better risk/return profile than our construction lending business while yielding equal or better returns to shareholders.



$20,000
$16,495
$9,247
$6,242
$0
1999
2000
2001

Strong mortgage production growth
$ IN MILLIONS



300%
264%
158%
148%
100% 100%
80%
0%
1999
2000
2001

IndyMac's mortgage production relative to the mortgage industry

○ IndyMac mortgage production indexed to 1999
○ Mortgage industry production indexed to 1999

Solid internal controls are in place.

As we write this letter, we are acutely aware that there has been much concern in the financial markets about questionable management and accounting practices in the corporate world. We want to strongly assure you that we hold ourselves and our employees to the highest level of integrity as stewards of your capital. A commitment to integrity must be embedded in every level of an organization. To accomplish this, a company must build a culture of systematic controls and procedures, supported by thorough training and open communication. Each employee must be empowered to make suggestions, comments or constructive criticism. IndyMac has such a culture.

As a mortgage banker, we hold assets in our investment portfolio that are created in connection with the sale or securitization of mortgage loans. These assets consist primarily of mortgage servicing rights, AAA-rated interest-only securities and non-investment grade securities (including residual securities). Retaining these assets is necessary to achieve best execution through full access to certain sale distribution channels, however, it also can make mortgage banking a negative cash-flow operation.*

While we don't hold these assets in significant concentrations relative to our total assets (they represent eight percent of our total assets in the aggregate and less than one percent in the form of non-investment grade securities), to properly value them, we utilize complex financial models that incorporate significant assumptions and judgments, which could vary significantly as market conditions change. We also must make significant judgments in determining the appropriate level of loan loss reserves.



$15,000
$0
$2,391
$6,997
$13,739
1999
2000
2001

Internet mortgage production growth
$ IN MILLIONS

Following is a brief description of the controls we have put in place to ensure that our judgments are made in a reasonable and consistent manner, and that the financial community can have a high level of confidence in our reported results.

- The determination to retain assets created in our loan sale activities is driven by our Investment Portfolio Group, which is an independent profit center, separate and distinct from our Mortgage Banking Group. The Mortgage Banking Group is not permitted to retain assets and generally must sell all of its mortgage production within six months of origination. The Mortgage Banking Group obtains competitive market bids from independent third parties in addition to bids from the Investment Portfolio Group. The Investment Portfolio Group's performance is measured based on the cash returns it achieves over the life of the assets it acquires, and as such will apply objective valuation techniques in

**This issue is discussed at length in a very insightful description of the mortgage banking industry that recently was published by Moody's Investors Service entitled "Cash Economics of U.S. Mortgage Banking: Closing the GAAP in Reporting,"* DECEMBER 2001.

Maintaining integrity begins at the top.

But it extends through every level of our organization.

Solid growth and execution remain key.

We believe we have the right management team, dedicated employees, systems, vision and drive to succeed in the coming years.

its assessment of market value. This focus provides assurance that market factors are the key driver of the initial valuation of the retained assets and the non-cash component of the gain on sale of loans.

- The initial and ongoing valuation assumptions undergo extensive reviews, both internal and external, as noted in the diagram below.
- We have also created communication channels for our employees to use to report any suspicious or questionable procedures. For example, we have an independent "We Tip Hotline" that provides employees with the opportunity to anonymously refer issues directly to both our general counsel and our chief human resources officer. We also have an open employee suggestion forum where employees can submit suggestions directly to the CEO. Additionally, we have implemented a certification process whereby all senior management personnel and all key accounting personnel formally certify quarterly that "to the best of my knowledge, the accounting records for which I am responsible are accurate" and "I am not aware of anything (even outside my area) that is not being accurately reflected in our financial statements/disclosures."
- Finally, to ensure that our shareholders have the ability to evaluate for themselves the appropriateness of our valuation assumptions, we clearly disclose those assumptions in our quarterly earnings announcements and SEC filings. While our SEC disclosures have been very extensive historically, we have further increased our disclosures in our current Annual Report on Form 10-K to address Financial Reporting Releases 60 and 61 and other recent industry guidance.

We also recognize a responsibility to our employees as our greatest asset. In connection with this responsibility, we modified our employees' 401(k) plan effective January 1, 2002, to eliminate the use of IndyMac common stock to match employee contributions to their plan accounts. Employees now receive their matching funds in cash that vests over time and have the ability to invest the funds within the plan as they choose. While we are confident about IndyMac's long-term potential, we also want to make sure our employees have a clear choice in this matter.



Assets with significant valuation assumptions... extensive reviews performed

Extensive disclosure of assumptions & valuations in press releases & SEC filings
Reviewed by banking regulators (OTS & FDIC)
Reviewed by external auditors quarterly
○ Reviewed by Board ALCO*
○ Third party valuations**
○ Written board & management policies & models

*Asset Liability Committee
**Third-party valuations performed on mortgage servicing rights and non-investment grade and residual securities.


$7,000
$142 $116 $20
$3,239
$40
$524
$798
$1,264
$60
$602
$2,461
$2,286
$1,999
$891
83% of financing from new funding sources
$0
1999
2000
2001

Diversifying financing supports strong growth and provides financial flexibility

$ IN MILLIONS

- Unsecured notes
- Trust preferred
- Bank syndication
- Deposits
- FHLB advances
- Wholesale repurchase lines of credit

In closing...

IndyMac is in the enviable position of being in a huge market with solid long-term growth potential. Industry analysts predict that mortgage debt outstanding will continue to increase at a seven to eight percent rate over the next 20 years. In addition, we do not see any new competition coming up behind us. And there are very few participants ahead of us, in our opinion, that have the exclusive focus and commitment to the mortgage business that we demonstrate and believe is necessary to remain competitive. We believe we are well-positioned to out-execute the mortgage industry this year by continuing to leverage our award-winning technology platform across our strong and growing customer base with multiple products and channels of production.

We will also be efficient stewards of the capital entrusted to us. With $250 million of excess capital at the start of 2002 — and with the additional capital being generated by our operations — we have substantial financial flexibility. We will continually balance investment opportunities in our core mortgage banking operations and investment portfolio against the opportunity to repurchase our shares.

We believe we have the right management team, dedicated employees, systems, vision and drive to succeed in the coming years. Last year was very strong, but we remain confident that even better years lie ahead. We look forward to the challenges and opportunities of the coming year. Thank you for your continuing support.

David S. Loeb
Chairman

Michael W. Perry
Vice Chairman and Chief Executive Officer

2001 was a very strong year.

We remain confident that even better years lie ahead. And we look forward to the challenges and opportunities of the coming year.

IndyMac is totally dedicated to its customers. We strive to hire, motivate and retain great people who use creativity, discipline, and cutting-edge technology and processes, to answer profitably a simple question for our customers:

"What do

Our beliefs & commitments

Value
We must provide value to our customers every day.

Dedication
Value is built through the dedication, hard work, adaptability and creativity of our employees. Talented and motivated employees make the difference. IndyMac is a special place and it is crucial that we ensure that we only recruit special people.

Success
Employees, customers and shareholders are inextricably linked in a virtuous cycle of success: if employees are satisfied, motivated and well-trained, then profitable customers will be properly served and satisfied; satisfied customers will reward us with their business, driving our profitability and resulting in performance for our shareholders; profitability and performance for our shareholders will enable us to continue to invest in the quality and training of our employees, further enhancing and perpetuating the cycle of success.

Execution
Strategy is important, but not as important as execution. We must excel in our execution and follow-through to be successful.

Change
Competition and technology will result in constant change. We must foresee change, be flexible and adapt quickly to protect and build our businesses.

Truth
Truth, honesty and integrity are critical values to IndyMac. We must always be truthful and honest and conduct ourselves with integrity.

Diversity
We believe that a diverse work force is a source of strength for IndyMac. We are committed to ensuring that IndyMac's employees are diverse in their cultures, beliefs, points of view and experiences and that those differences are heard and respected.

you need?"

Our business is focused on our long-standing commitment to being a leading provider of mortgage loans. Our Mortgage Banking Group represents 76% of our corporate profits with 17% provided by our Investment Portfolio Group and seven percent provided by our Builder Finance Group.

Mortgage Banking Group

IndyMac's Mortgage Banking Group offers a wide array of home mortgage products using a technology-based approach. Our ability to leverage our technology investment over multiple channels, products and customers creates an efficient, low-cost platform. And that is a key competitive advantage in today's mortgage industry.

Powered by e-MITS® (Electronic Mortgage Information and Transaction System), IndyMac Bank provides customers with fully automated, competitive risk-based pricing, immediate rate lock capability and customized documentation requirements, all within three minutes — 24-hours a day, seven days a week.

IndyMac has been a pioneer in the development and implementation of automated risk-based pricing for mortgage loans. Utilizing risk-based pricing, each loan is reviewed for its individual attributes, based on the interest rate (prepayment) risk and credit risk inherent in that loan. Our risk-based pricing system prices loans across all of our mortgage products, in each of our mortgage channels.

Mortgage loan products available include:

- Fixed and Adjustable Rate Mortgage (ARM) Home Loans
- Conforming Loans "Traditional Prime"
- Prime Non-Conforming Loans (jumbo and alternative documentation loans)
- Government — FHA/VA Loans
- Subprime Loans
- Consumer Construction-to-Permanent Loans
- Consumer Lot Loans
- Home Equity Lines of Credit (HELOC)


$18,000
$12,000
$6,000
$0
$344 $256 $435
$5,207
$705 $57
$1,245
$763
$6,476
$158
$1,173
$1,050
$2,867
$11,247
1999
2000
2001

Mortgage production growth driven by product expansion
$ IN MILLIONS

- Government — FHA/VA
- Consumer construction
- Subprime
- Conforming "traditional prime"
- Prime non-conforming

Three key mortgage loan production channels:

BUSINESS-TO-BUSINESS (B2B)

www.IndyMacB2B.com

As our primary channel, B2B represented 85% of our mortgage loan production during 2001 (with 90% generated via its award-winning Website) and 95% of the Mortgage Banking Group's profits. This channel serves customers nationwide that have a mortgage production operation as follows:

	% of customer base today	% of 2001 production
Mortgage brokers	84%	64%
Small mortgage bankers	13%	32%
Community financial institutions	3%	4%

BUSINESS-TO-CONSUMER (B2C)

www.IndyMacMortgage.com

IndyMac Bank's highly-rated business-to-consumer Website offers a wide range of home loan options directly to consumers nationwide. Gomez.com has rated IndyMac Bank's Website as the best overall mortgage site continuously since Fall 2000. This site enables consumers to apply, obtain loan approvals, lock in an interest rate, receive a printable approval letter, all online, and all within just three minutes. The site also features online loan status information, daily rate comparisons to major competitors, and a quick mortgage rate pricing tool.

The B2C channel generates mortgage production on a centralized basis using multiple marketing avenues:

- Direct at our award-winning Website
- Indirect Internet leads provided by various multi-lender or Internet-based marketing firms
- Customer referral or portfolio refinance leads
- Direct mail and telemarketing
- Affinity relationships
- Community lending in our consumer bank branches

BUSINESS-TO-REALTOR (B2R)

www.LoanWorks.com

Our newest production channel is LoanWorks.com. LoanWorks.com serves real estate professionals that do not have an in-house mortgage-processing center, or those that do not wish, for a variety of reasons, to utilize their in-house processing center. We have limited this relatively new channel to California initially as we build the model and metrics for this business. We plan to expand to eight states during 2002, creating additional opportunity for growth. Also during 2002, the B2R channel will make the LoanWorks® process available to other providers who are close to consumers in need of home financing. LoanWorks.com allows real estate agents and builders to utilize our Web-based e-MITS technology as their in-house mortgage processing center and their online origination and pipeline management system.

Customers in this channel include the following:

- Realtors representing consumers in the process of purchasing a new home
- Realtors in the homebuilder's office representing consumers purchasing a newly constructed home
- Small mortgage brokers who do not wish to process loans

The mortgage market is huge and IndyMac's production currently represents less than one percent of the overall market. We have a substantial opportunity to grow our mortgage production channels through the addition of new or expanded customer relationships in our B2B and B2R channels, and marketing opportunities and new or expanded affinity relationships in our B2C channel. IndyMac has increased its B2B customer base over three-fold since the beginning of 1999 when we changed our



$18,000
$12,000
$6,000
$0
$586
$5,656
$36
$844
$8,367
$286
$2,261
$13,948
1999
2000
2001

Mortgage production growth driven by channel expansion

$ IN MILLIONS

○ B2R
○ B2C
○ B2B

business model to focus on smaller customers using e-MITS. We have found that our customers begin to do more business with us once they become comfortable with our technology and as their knowledge of our various products and services expands.

Investment Portfolio Group

IndyMac's Investment Portfolio Group manages the Bank's "Held for Investment" portfolio of single-family residential loans, mortgage servicing rights and investment securities. In addition to conducting investing activities with third parties, the group supports our mortgage banking activities by investing in assets created in the mortgage banking process and managing the related interest rate risk. The investment portfolio is comprised of the following key investment categories.

MORTGAGE LOANS HELD FOR INVESTMENT

Mortgage loans in this portfolio consist of prime quality single-family residential loans with generally strong credit characteristics. IndyMac invests in mortgage loans to generate net interest income, which stabilizes the cyclical nature of mortgage banking earnings.

MORTGAGE BANK SECURITIES (MBS) PORTFOLIO

IndyMac maintains a MBS portfolio which also generates core earnings to mitigate cyclical mortgage banking revenue. While the Investment Portfolio Group invests in investment and non-investment grade securities, the majority of the MBS portfolio is rated AAA by one or more of the nationally recognized rating agencies. The interest rate risk of the fixed rate portfolio of securities is generally mitigated by investing in shorter duration securities and "match funding" the majority of the portfolio with FHLB advances or utilizing interest rate swaps.

SERVICING-RELATED ASSETS

Investing in servicing-related assets provides a key support function to the Mortgage Banking Group. To allow full access to diversified loan sale distribution opportunities, the Company must have the ability to retain the servicing function on the mortgage loans it sells. In addition, servicing related assets tend to somewhat offset the cyclical nature of the mortgage production business, by increasing in value when interest rates rise. All of the servicing activities, including collection and loss mitigation are performed by the Investment Portfolio Group.

Builder Finance Group

The Builder Finance Group provides financing for residential subdivision developers to construct single-family residential loans. Under a refocused strategy, construction lending will be directed toward homebuilders that have committed to using our e-MITS technology to provide mortgage loans to their customers.

The Consumer Banking Group

Our Consumer Banking Group offers financial products and services through our Website at www.IndyMacBank.com, our telebanking operation and our Southern California branch structure. While IndyMac offers a full array of products, our core strategy has been focused primarily on certificates of deposit and money market savings accounts as opposed to checking accounts.

Customers have access to their accounts 24-hours a day, seven days a week through our Website and telebanking services. At IndyMacBank.com customers can access their various accounts, view balances, transfer funds between accounts, view transactions, download account information, and pay their bills.

Banking products available include:

- Certificates of Deposit
- Checking Accounts
- Savings and Money Market Accounts
- Retirement Accounts
- Online Bill Payment

Risk management

We are in a good and growing business, but like all businesses, we also have a number of risks that we must manage.

In the interest of making sure our investors fully understand our business, we want to discuss the principal risks that we manage.*

These risks include:

- Interest rate risk
- Credit risk
- Liquidity risk
- Valuation risk
- Cyclical industry risk

Interest rate risk — Hedging strategies

We have exposure to changes in interest rates in our operations, which we work hard to mitigate through our hedging programs. The primary objective in our hedging strategies is to mitigate the impact of interest rate changes on the economic or net portfolio value (NPV) of our balance sheet. Secondarily, we hedge to mitigate the negative impact of interest rates on earnings through a variety of interest rate environments, subject to our NPV discipline. Our hedging strategies incorporate a micro-hedge on our servicing assets and mortgage loan pipeline that is monitored and managed on a daily basis. Additionally, we duration match fund the mortgage securities available for sale and mortgage loans held for investment with FHLB advances. While we have been effective to date in our hedging strategies, there can be no guarantee that our hedging strategies will be effective in all environments.

Credit risk — We have, and must manage significant credit risk both in our loan portfolios and in certain securities we retain from our securitizations.

MORTGAGE LOANS HELD FOR INVESTMENT AND HELD FOR SALE

We price all of our mortgage loan production on a basis that is intended to compensate us for the credit risk we assume. In addition, we tend to hold a mix of higher credit quality loans in our portfolio of loans held for investment as we tend to sell substantially all of our subprime loan production.

SUBDIVISION CONSTRUCTION LOANS

We lend to subdivision developers with our primary product targeted to first time homebuyers or first move up buyers where demand remains strong. We also perform substantial up-front underwriting due diligence on these loans. Finally, we are in the process of restructuring and refocusing this business to obtain more synergy with our mortgage lending business. We expect, as a result of this change in strategy, that we will reduce our overall credit exposure to subdivision construction loans and increase our production of permanent home mortgage loans generated by homebuilders.

Overall, we believe we have established appropriate reserves for loan losses in our loan portfolios, however, there can be no guarantee that if market conditions were to substantially change, we would not suffer losses above our established reserves.

RESIDUAL SECURITIES AND OTHER NON-INVESTMENT GRADE SECURITIES

Our non-investment grade securities, including residual securities, represent less than one percent of our assets and six percent of our equity. We have maintained modest levels of these credit risk securities in relation to our production and balance sheet size, as we have developed the ability to sell these interests either at the time of securitization or after retaining such interests for a period of time.

We conduct rigorous valuations of these assets and obtain third party reviews of our valuations.

Nevertheless, these assets involve more "leveraged" credit risk and require a greater degree of judgment to determine their value. These values could change significantly under different market conditions.

* *For a more extensive and detailed discussion of our risks, please see our Annual Report on Form 10-K, Item 1: Business — Risk Factors That May Affect Future Results.*

Liquidity risk — We depend on continued demand for IndyMac's mortgage-backed securities by secondary market investors.

As a mortgage banker, we sell substantially all of the mortgage loans that we produce. Most of these mortgage loans are ultimately sold in the form of mortgage-backed securities. We can accomplish this directly through the issuance of private-label mortgage-backed securities or alternatively, we may sell loans to government sponsored entities (GSEs), primarily Fannie Mae and Freddie Mac, who in turn sell agency mortgage-backed securities. The mortgage-backed securities market is generally very liquid with continuing demand by large financial institutions, but there can be no guarantee that it will be liquid 100% of the time. Additionally, even if the overall market is liquid there is a risk that there may not be demand specifically for IndyMac's mortgage-backed securities depending on the performance of the loans underlying IndyMac's outstanding issues.

As a means of mitigating risk, our depository structure provides us with the limited ability to hold mortgage loans on our balance sheet when demand for mortgage-backed securities suffers a temporary disruption. We have substantial liquid resources of more than $2 billion and the ability to raise additional deposit funding and FHLB advances. The GSEs also purchase loans for their own portfolios and may continue to be a strong outlet for our mortgage production even in a disrupted mortgage-backed securities market. We sold 60% of our mortgage production to GSEs during 2001.

If a market disruption were to last for an extended period, we would have difficulty sustaining our earnings performance, as a significant portion of our earnings depends upon our ability to sell our mortgage production.

Valuation risk — We hold assets that require significant assumptions and judgment to appropriately value.

As a mortgage banker, we hold assets in our investment portfolio that we create in connection with the sale or securitization of mortgage loans. These assets consist primarily of mortgage servicing rights, AAA-rated interest-only securities and non-investment grade securities (including residual securities). These assets represent eight percent of total assets in the aggregate and less than one percent in the form of non-investment grade and residual securities. To properly value these securities, we utilize complex financial models that incorporate significant assumptions and judgments, which could vary significantly as market conditions change.

Cyclical industry risk — The mortgage industry is a cyclical business that performs better in a lower interest rate environment.

Because we are small relative to the market as a whole, we continue to focus on growth metrics that will drive mortgage production. For example, as interest rates rose during 2000, the overall mortgage market declined approximately 20% while we were able to generate mortgage production growth of 48%. Our investment portfolio of servicing related assets also helps to mitigate, to a certain extent, the negative impact of declining mortgage production, as this portfolio tends to perform better in a rising interest rate environment.

We also must be disciplined stewards of our investors' capital. In this regard, we would expect to raise capital at the peaks of our cycle and return capital to shareholders via our share repurchase program should we see a temporary reduction in our business and our share price. If we can execute on this plan, we expect to be able to provide greater returns to shareholders over the long term.

Community commitment

IndyMac's commitment to excellence goes beyond the corporate boardroom and into the community. Through corporate giving programs and employee volunteerism, we are proud to support and build the communities where we do business.

Through its Corporate Giving Program, IndyMac provided nearly $700,000 in funding to support organizations as diverse as the September 11th Fund and the Los Angeles Urban League. A substantial portion of corporate philanthropy is directed at supporting youth programs and services that provide support for disadvantaged children and families in Southern California and other areas where IndyMac has operations.

As a regulated financial institution, IndyMac Bank is committed to excelling in its Community Reinvestment Act (CRA) obligations. While providing important services in our community, our CRA activities are consistent with our core focus on mortgage lending and provide solid returns. In 2001, the Company made a $2.5 million commitment to National Housing Development Corp.'s California Investment Pool to help preserve affordable multi-family housing in California. IndyMac Bank has also provided support for a variety of other housing-related nonprofit organizations that work to make the dream of home ownership possible for every American. Of the $17.5 billion in total loans funded by IndyMac Bank last year, 12.4% went to low-to-moderate income borrowers. Minority borrowers made up nearly 22% of our total loan production.

IndyMac employees rose to the occasion last year when the Company participated in its first United Way campaign. Committing more than $100,000 — over twice the amount of the previous record — IndyMac employees were awarded the agency's "Best New Campaign" trophy.

2001 Community Involvement

United Way September 11th Fund	$100,000
YMCA of Pasadena	55,500
Freddie Mac Foundation	25,000
Hope Through Housing Foundation	25,000
IndyMac "Mac Match" Employee Gift Match	25,000
Ettie Lee Youth & Family Services	20,000
San Gabriel Valley Boy Scouts	20,000
The Wellness Community	20,000
Kidspace Museum	15,000
NAACP	10,000
All other gifts	257,798
Total 2001 Corporate Giving	$573,298
Total 2001 Employee Giving	$118,000

Employees also raised thousands of dollars for local charities through Team IndyMac, an employee group that raises money by participating in recreational athletic competitions and fun runs. Such activities included the March of Dimes Walk America, the 8th annual Revlon Run/Walk for Women and the Walk for Diabetes. Employees are also eligible to participate in Mac Match, the Company's charitable contribution matching program that matches dollar-for-dollar employee contributions to qualified charitable organizations of their choosing.

In addition to money, IndyMac employees volunteered hundreds of hours of their time for projects such as Habitat for Humanity, Rebuilding Together® Pasadena and Los Angeles Neighborhood Housing Services to build and rehabilitate housing for low-to-moderate income families.

In Southern California and in our corporate locations around the country, IndyMac and its employees are planting the Company's roots firmly in the communities where they live and work. We are proud to do our part to build a better America.

Consolidated balance sheets

DOLLARS IN THOUSANDS	December 31, 2001	2000
ASSETS		
Cash and cash equivalents	$ 153,295	$ 67,867
Investment securities available for sale, amortized cost of $0 and $18,298, respectively	—	18,387
Mortgage-backed securities classified as trading securities ($182.5 million pledged as collateral for repurchase agreements at December 31, 2001)	215,200	—
Mortgage-backed securities available for sale, amortized cost of $1,350,721 and $1,147,376, respectively ($81.6 million and $387.2 million pledged as collateral for repurchase agreements at December 31, 2001 and 2000, respectively)	1,349,159	1,135,916
Loans receivable:		
Loans held for sale		
Prime	1,940,213	1,219,737
Subprime	140,550	201,035
Loans held for investment		
Mortgage	1,615,197	1,578,216
Builder construction	596,273	554,028
Consumer construction	725,200	372,394
Income property	58,616	57,717
Revolving warehouse lines of credit	1,071	57,492
Allowance for loan losses	(57,700)	(58,962)
Total loans receivable ($2.0 billion pledged as collateral for repurchase agreements at December 31, 2001 and 2000, respectively)	5,019,420	3,981,657
Mortgage servicing rights	321,316	211,127
Investment in Federal Home Loan Bank stock, at cost	99,996	63,281
Interest receivable	52,172	51,432
Goodwill and other intangible assets	35,637	38,724
Foreclosed assets	19,372	16,265
Other assets	231,744	155,548
Total assets	$7,497,311	$5,740,204
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$3,238,864	$ 797,935
Advances from Federal Home Loan Bank	1,999,378	1,264,457
Borrowings	1,053,670	2,850,189
Other liabilities	243,974	99,730
Total liabilities	6,535,886	5,012,311
Company obligated manditorily redeemable preferred stock of the Company's subsidiary trust, holding solely Junior Subordinated Debentures of the Company	116,287	—
Shareholders' Equity		
Preferred Stock — authorized, 10,000,000 shares of $0.01 par value; none issued	—	—
Common stock — authorized, 200,000,000 shares of $0.01 par value; issued 83,312,516 shares (60,366,266 outstanding) at December 31, 2001 and issued 81,758,312 shares (62,176,316 outstanding) at December 31, 2000	833	818
Additional paid-in-capital	996,649	920,205
Accumulated other comprehensive income (loss)	570	(2,603)
Retained earnings	234,314	117,926
Treasury stock, 22,946,250 shares and 19,581,996 shares, respectively	(387,228)	(308,453)
Total shareholders' equity	845,138	727,893
Total liabilities and shareholders' equity	$7,497,311	$5,740,204

Please refer to the complete set of financial statements and accompanying notes included in the Company's Annual Report on Form 10-K, Item 8: Financial Statements and supplementary data.

Consolidated statements of earnings

Dollars in thousands, except per share data	For the year ended December 31, 2001	2000	1999 Pro forma[1]
INTEREST INCOME			
Mortgage-backed and other securities	$121,867	$ 84,529	$ 67,170
Loans held for sale			
Prime	158,202	82,547	63,161
Subprime	19,780	22,401	9,960
Income property	—	2,111	—
Manufactured housing	—	—	14,329
Home improvement	—	—	20,203
Loans held for investment			
Mortgage	137,987	123,455	80,563
Builder construction	53,650	76,157	78,292
Consumer construction	42,241	28,085	30,334
Income property	4,872	4,781	6,517
Revolving warehouse lines of credit	806	16,397	21,553
Other	5,535	2,287	1,049
Total interest income	544,940	442,750	393,131
INTEREST EXPENSE			
Deposits	98,781	16,245	—
Advances from Federal Home Loan Bank	95,222	13,559	—
Borrowings	146,938	253,551	216,580
Total interest expense	340,941	283,355	216,580
Net interest income	203,999	159,395	176,551
Provision for loan losses	22,022	15,974	17,473
Net interest income after provision for loan losses	181,977	143,421	159,078
OTHER INCOME			
Gain on sale of loans	229,444	123,637	101,515
Service fee income	28,963	41,145	27,172
Gain (loss) on mortgage-backed securities, net	7,097	417	(10,710)
Sale of other securities, net	—	—	(31,386)
Fee and other income	52,036	28,478	21,186
Total other income	317,540	193,677	107,777
Net revenues	499,517	337,098	266,855
OTHER EXPENSE			
Operating expenses	278,979	175,495	149,221
Amortization of goodwill and other intangible assets	3,392	2,266	58
Non-recurring and other charges (income)	(778)	18,257	—
Total other expense	281,593	196,018	149,279
TRUST PREFERRED EXPENSE	1,377	—	—
Earnings before provision for income taxes and cumulative effect of a change in accounting principle	216,547	141,080	117,576
Provision for income taxes	89,974	59,254	49,977
Income tax benefit from termination of REIT status	—	(36,100)	—
Earnings before cumulative effect of a change in accounting principle	126,573	117,926	67,599
Cumulative effect of a change in accounting principle	(10,185)	—	—
Net earnings	$116,388	$117,926	$ 67,599
Earnings per share before cumulative effect of a change in accounting principle			
Basic	$ 2.07	$ 1.73	$ 0.87
Diluted	$ 2.00	$ 1.69	$ 0.86
Earnings per share from cumulative effect of a change in accounting principle			
Basic	$ (0.16)	$ —	$ —
Diluted	$ (0.16)	$ —	$ —
Net earnings per share			
Basic	$ 1.91	$ 1.73	$ 0.87
Diluted	$ 1.84	$ 1.69	$ 0.86
Weighted average shares outstanding			
Basic	60,927	68,343	77,596
Diluted	63,191	69,787	78,290

[1] *Pro forma gives effect to the change in the Company's structure to a fully taxable entity, assuming an effective tax rate of 42.5%, and the buyout of the 1% minority interest in IndyMac, Inc. as if the buyout occurred effective January 1998.*

Consolidated statements of shareholders' equity and comprehensive income

Dollars in thousands	Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Cumulative Earnings	Total Comprehensive Income	Cumulative Distributions to Shareholders	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 1998	74,693,565	$758	$1,018,859	$(18,776)	$ 277,220		$(442,896)	$ (13,062)	$ 822,103
Common stock options exercised	159,938	2	1,779	—	—	$ —	—	—	1,781
Directors' and officers' notes receivable	—	—	8,503	—	—	—	—	—	8,503
Deferred compensation, restricted stock	234,661	2	2,543	—	—	—	—	—	2,545
401(k) contribution	56,126	1	704	—	—	—	—	—	705
Net gain on mortgage securities available for sale	—	—	—	26,209	—	26,209	—	—	26,209
Dividend reinvestment plan	4,474,969	44	47,939	—	—	—	—	—	47,983
Purchases of common stock	(4,542,391)	—	—	—	—	—	—	(63,316)	(63,316)
Net earnings	—	—	—	—	115,929	115,929	—	—	115,929
Dividends paid	—	—	—	—	—	—	(134,912)	—	(134,912)
Net change	383,303	49	61,468	26,209	115,929	142,138	(134,912)	(63,316)	5,427
Balance at December 31, 1999	75,076,868	807	1,080,327	7,433	393,149		(577,808)	(76,378)	827,530
Common stock options exercised	874,836	7	18,785	—	—	—	—	—	18,792
Directors' and officers' notes receivable	—	—	506	—	—	—	—	—	506
Deferred compensation, restricted stock	79,038	3	3,982	—	—	—	—	—	3,985
401(k) contribution	72,980	1	1,109	—	—	—	—	—	1,110
Net loss on mortgage securities available for sale	—	—	—	(10,036)	—	(10,036)	—	—	(10,036)
Dividend reinvestment plan	11,329	—	155	—	—	—	—	—	155
Purchases of common stock	(13,938,735)	—	—	—	—	—	—	(232,075)	(232,075)
Close-out of cumulative earnings and distributions to additional paid-in capital	—	—	(184,659)	—	(393,149)	—	577,808	—	—
Net earnings	—	—	—	—	117,926	117,926	—	—	117,926
Net change	(12,900,552)	11	(160,122)	(10,036)	(275,223)	107,890	577,808	(232,075)	(99,637)
Balance at December 31, 2000	62,176,316	818	920,205	(2,603)	117,926		—	(308,453)	727,893
Common stock options exercised	1,417,038	14	19,984	—	—	—	—	—	19,998
Directors' and officers' notes receivable	—	—	(48)	—	—	—	—	—	(48)
Deferred compensation, restricted stock	62,189	—	2,318	—	—	—	—	—	2,318
401(k) contribution	73,453	1	1,876	—	—	—	—	—	1,877
Net gain on mortgage securities available for sale	—	—	—	2,136	—	2,136	—	—	2,136
Net realized gain on derivatives used in cash flow hedges	—	—	—	1,037	—	1,037	—	—	1,037
Dividend reinvestment plan	1,524	—	37	—	—	—	—	—	37
Purchases of common stock	(3,364,254)	—	—	—	—	—	—	(78,775)	(78,775)
Issuance of warrants	—	—	52,277	—	—	—	—	—	52,277
Net earnings	—	—	—	—	116,388	116,388	—	—	116,388
Net change	(1,810,050)	15	76,444	3,173	116,388	$119,561	—	(78,775)	117,245
Balance at December 31, 2001	60,366,266	$833	$ 996,649	$ 570	$ 234,314		$ —	$(387,228)	$ 845,138

Consolidated statements of cash flows

DOLLARS IN THOUSANDS	2001	2000	1999 Pro forma[1]
	For the year ended December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 116,388	$ 117,926	$ 67,599
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:			
Amortization of securities and mortgage servicing rights	172,144	165,773	149,529
Amortization of goodwill and other intangible assets	3,392	2,266	58
Other depreciation and amortization	14,927	3,932	387
Gain on sale of loans	(229,444)	(123,637)	(101,515)
(Gain) loss on securities	(7,097)	(417)	42,096
Provision for loan losses	22,022	15,974	17,473
Non-cash compensation expense	3,416	16,904	3,250
Cumulative effect of a change in accounting principle	10,185	—	—
Income tax benefit from termination of REIT status	—	(36,100)	—
Net decrease (increase) in other assets and liabilities	61,497	32,390	43,020
Payments from trading mortgage securities	1,512	—	—
Net cash provided by operating activities before mortgage loans held for sale activity	168,942	195,011	221,897
Purchases and originations of mortgage loans held for sale	(15,327,316)	(8,424,714)	(5,900,265)
Sales of and payments from mortgage loans held for sale	13,979,274	7,366,317	6,698,582
Net cash (used in) provided by operating activities	(1,179,100)	(863,386)	1,020,214
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of mortgage loans held for investment	(226,628)	(156,279)	(11,824)
Sales of and payments from mortgage loans held for investment	821,234	520,276	310,249
Net (increase) decrease in construction loans receivable	(402,745)	(199,203)	173,576
Net decrease in revolving warehouse lines of credit	54,610	174,762	202,381
Purchases of mortgage securities available for sale	(1,475,574)	(728,001)	(656,157)
Sales of and payments from mortgage securities available for sale	1,049,931	342,171	799,068
Net purchases of mortgage servicing rights	(3,063)	(564)	(37,801)
Purchase of SGV Bancorp, Inc.	—	(53,357)	—
Purchase of PNB Mortgage	—	(35,291)	—
Net increase in investment in Federal Home Loan Bank stock, at cost	(36,715)	(57,767)	—
Net cash (used in) provided by investing activities	(218,950)	(193,253)	779,492
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	2,440,731	442,438	—
Net increase in advances from Federal Home Loan Bank	734,307	1,170,520	—
Net decrease in borrowings	(1,802,279)	(276,858)	(1,655,036)
Net proceeds from issuance of trust preferred securities and warrants	168,564	—	—
Net proceeds from issuance of common stock and exercise of stock options	20,930	15,993	57,703
Purchases of common stock	(78,775)	(232,075)	(63,316)
Cash dividends paid	—	—	(134,912)
Net cash provided by (used in) financing activities	1,483,478	1,120,018	(1,795,561)
Net increase in cash and cash equivalents	85,428	63,379	4,145
Cash and cash equivalents at beginning of period	67,867	4,488	815
Cash and cash equivalents at end of period	$ 153,295	$ 67,867	$ 4,960
Supplemental cash flow information:			
Cash paid for interest	$ 351,911	$ 264,028	$ 238,862
Cash paid for income taxes	$ 2,777	$ 27,854	$ 122
Supplemental disclosure of non-cash investing and financing activities:			
Fair value of non-cash assets acquired in the purchases of IndyMac, Inc. and SGVB	$ —	$ 868,000	$ —
Fair value of non-cash liabilities assumed in the purchases of IndyMac, Inc. and SGVB	$ —	$ 783,000	$ —
Transfer of loans held for sale to loans held for investment	$ 638,000	$ 424,000	$ 405,000
Retirement of collateral for collateralized mortgage obligations	$ —	$ —	$ 16,000

[1] *Pro forma gives effect to the change in the Company's structure to a fully taxable entity, assuming an effective tax rate of 42.5%, and the buyout of the 1% minority interest in IndyMac, Inc. as if the buyout occurred effective January 1998.*

Reports of independent auditors

Board of Directors and Shareholders
IndyMac Bancorp, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of IndyMac Bancorp, Inc. and Subsidiaries as of December 31, 2001, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for the year then ended (not presented herein), and in our report dated January 22, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Ernst & Young LLP

Los Angeles, California
January 22, 2002

Board of Directors
IndyMac Bancorp, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of IndyMac Bancorp, Inc. and subsidiaries as of December 31, 2000, and related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated January 22, 2001, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

We have also examined the pro forma adjustments reflecting the transaction described in note (1) and the application of those adjustments to the historical amounts in the accompanying pro forma statements of earnings of IndyMac Bancorp, Inc. and subsidiaries for the year ending December 31, 1999. The historical financial statements are derived from the historical financial statements of IndyMac Bancorp, Inc. (formerly IndyMac Mortgage Holdings, Inc.) and IndyMac, Inc., that were audited by us, which are incorporated by reference. Such pro forma adjustments are based upon management's assumptions described in note (1). Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances.

The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the transactions occurred at an earlier date. However, the pro forma financial statements are not necessarily indicative of the results of operations that would have been attained had the above-mentioned transaction actually occurred earlier.

In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions described in note (1), the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma columns reflect the proper application of those adjustments to the historical financial statement amounts in the pro forma statement of earnings for the year ended December 31, 1999.

Grant Thornton LLP

Los Angeles, California
January 22, 2001 except for the paragraphs regarding pro forma financial information as to which the date is March 2, 2001.

Report of management

Financial Statements

IndyMac Bank, F.S.B. (the "Bank") is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements as of December 31, 2001, and for the year then ended included in the December 31, 2001 consolidated financial statements of IndyMac Bancorp, Inc. and the Bank's Thrift Financial Report. The consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include some amounts that are based on judgments and estimates of management.

Internal Control Over Financial Reporting

We, as management of the Bank, are responsible for establishing and maintaining effective internal control over financial reporting as it relates to its consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the Office of Thrift Supervision Instructions for Thrift Financial Reports (TFR instructions). Internal control is designed to provide reasonable assurance to the Bank's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms and actions are taken to correct deficiencies as they are identified.

Because of the inherent limitations in any internal control, no mater how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the Bank's internal control over financial reporting as it relates to its consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the TFR instructions as of December 31, 2001. This assessment was based on criteria for effective internal control over financial reporting described in the "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we assert that the Bank maintained effective internal control over financial reporting as it relates to its consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the TFR instructions as of December 31, 2001 based on the specific criteria.

Michael Perry
Vice-Chairman and
Chief Executive Officer

Carmella Grahn
Executive Vice President and
Chief Financial Officer

Jeff Lankey
Senior Vice President and
Chief Accounting Officer

January 22, 2002

Report of independent accountants — Ernst & Young LLP

Board of Directors and Shareholders
IndyMac Bank, F.S.B.

We have examined management's assertion, included in the accompanying Report of Management, that IndyMac Bank, F.S.B. (the "Bank") maintained effective internal control over financial reporting as of December 31, 2001 based on criteria established in the "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Bank management has informed us that the scope of its assertion includes financial reporting presented in conformity with accounting principles generally accepted in the United States and the Thrift Financial Reports presented in conformity with the Office of Thrift Supervision Instructions for Thrift Financial Reports. Management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over financial reporting to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion, that IndyMac Bank, F.S.B. maintained effective internal control over financial reporting as of December 31, 2001, as described above, is fairly stated, in all material respects, based on criteria established in the "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Ernst & Young LLP

Los Angeles, California
January 22, 2002

Directors & Officers

Directors

INDYMAC BANCORP & INDYMAC BANK

David S. Loeb
Chairman of the Board

Michael W. Perry
Vice Chairman and
Chief Executive Officer

Lyle E. Gramley
Economic Consultant
Mortgage Bankers Association
of America
Washington, D.C.

Hugh M. Grant
Retired Vice Chairman
Ernst & Young, LLP

Patrick C. Haden
General Partner
Riordan, Lewis & Haden
Equity Investments

Robert L. Hunt II
Trustee
Coast Federal Contingent Payments
Right Litigation Trust

Frederick J. Napolitano
Chairman, Pembroke Enterprises, Inc.
Builder and Developer
Virginia Beach, Virginia

James R. Ukropina, Esq.
Of Counsel, O'Melveny & Myers LLP

INDYMAC BANK (ONLY)

U.S. Senator John Seymour (ret.)
Chief Executive Officer
Southern California Housing
Development

Corporate Officers

David S. Loeb
Chairman of the Board

Michael W. Perry
Vice Chairman and
Chief Executive Officer

Carmella Grahn
Executive Vice President
Chief Financial Officer

Pamela K. Marsh
Executive Vice President
Finance

Roger H. Molvar
Executive Vice President and
Chief Administrative Officer

Grosvenor G. Nichols
Executive Vice President
Strategic Planning
and Marketing

James D. Nichols, Jr.
Executive Vice President
Mergers and Acquisitions

Richard L. Sommers
Executive Vice President and
General Counsel and Secretary

Charles A. Williams
Executive Vice President
Director of Risk
Management/Internal Audit

Marianne Churney
Senior Vice President and
Assistant General Counsel

Terrin Enssle
Senior Vice President
and Treasurer

Melissa K. Gerard
Senior Vice President
Office of the CEO

Jeff Lankey
Senior Vice President and
Chief Accounting Officer

Ken Shellem
Senior Vice President and
Chief Credit Officer
Bank Security Officer

Ann Starley
Senior Vice President
Corporate Finance

Raedelle A. Walker
Senior Vice President
Financial Planning and Analysis

Kurt Johnson
First Vice President
Mergers and Acquisitions

Sue McGovney
First Vice President
Corporate Compliance Officer

Joel Schiffman
First Vice President and
Associate General Counsel
Privacy Officer

Mortgage Banking Group

Richard H. Wohl
President and Chief Operating Officer

Gary D. Clark
Senior Executive Vice President
Chief Underwriter

S. Blair Abernathy
Executive Vice President
Capital Markets

Kevin D. Cochrane
Executive Vice President
Community Lending

James R. Jerwers
Executive Vice President
HELOC Division

Michelle Minier
President
B2B

Joel M. Packer
President
B2C

Frank M. Sillman
Executive Vice President
Director of B2B Sales and Marketing

Scott W. Van Dellen
Executive Vice President
Specialty Products Division

Jules Vogel
Executive Vice President
Affinity Marketing
B2C

David M. Balsam
Senior Vice President
Chief Financial Officer

James Fraser
President
Home Construction Lending

Lawrence Holguin
Senior Vice President
Process Improvement
B2C

Charles T. Holroyd
Senior Vice President
B2C Marketing

Cameron King
Senior Vice President and
Chief Operating Officer
B2R

Richard C. Lieber
Senior Vice President
Chief Credit Officer

Mark A. Mozilo
Senior Vice President
Sales and Marketing
B2R

Francisco Nebot
Senior Vice President
Capital Markets

Sharad Nishith
Senior Vice President
Chief Technology Officer

R. Daniel Schmidt
Senior Vice President
Builder Mortgage Division

Erleigh M. Tillmon
Vice President and
CRA Officer

Builder Finance Group

Gary Arnold
President

Bruce Beaumont
Vice President
Chief Financial Officer

Consumer Banking Group

William A. Hawkins
President

Jill I. Barnes
Senior Vice President

Joseph C. Loevner
Senior Vice President
Chief Financial Officer

Myrna L. Olvera
Vice President
Bank Secrecy Officer

Investment Portfolio Group

John D. Olinski
Executive Vice President and
Chief Investment Officer

James Banks
Executive Vice President
Asset Management Group

J. Mark Kempton
Executive Vice President
Asset Management Group

Kenneth R. DeVaney
Senior Vice President
Home Loan Servicing

Patrick A. Hymel
Senior Vice President and
Investment Portfolio Manager

Barbara Perez
Senior Vice President
Investor Reporting

Karen M. Mastro
Senior Vice President
Loan Resolution
Asset Management Group

Strategic Assets Group

Mark C. Nelson
Executive Vice President
Strategic Assets

William B. Barber
Executive Vice President
Human Resources

Gulshan K. Garg
Executive Vice President and
Chief Technology Officer

Stephanie Irey
Executive Vice President
Officer Management

Raymond Matsumoto
Executive Vice President
Corporate Operations

Christina Ching
Senior Vice President

Robert Suarez
Senior Vice President
Chief Information Officer

Wally Wheadon
Senior Vice President
Corporate IT Operations

Shareholder information

Independent public accountants

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Registrar and transfer agent

The Bank of New York
Investor Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
Telephone: (800) 524-4458

Mortgage products

If you are in the process of purchasing a new home or interested in refinancing your current mortgage, please contact IndyMac Home Lending at (888) 321-FUND or apply online at our direct lending Website *www.IndyMacMortgage.com.*

Deposit products and services

IndyMac Bank offers competitive Web-enhanced deposit products. For more information, please contact IndyMac's Consumer Banking Group at (800) 998-2900 or online at *www.IndyMacBank.com.*

Form 10-K

For shareholders and others interested in information beyond that shown in this report, IndyMac Bancorp's Annual Report on Form 10-K for 2001, required to be filed with the Securities and Exchange Commission, may be obtained without charge at our Website at *www.IndyMacBank.com*, or by writing to:

IndyMac Bancorp
Investor Relations
155 North Lake Avenue
Pasadena, California 91101-7211

Analyst coverage

Deutsche Banc Alex. Brown, Inc.
Richard Zandi
Goldman Sachs
Howard Shapiro
Jefferies & Company, Inc.
Charlotte Chamberlain
Lehman Brothers
Jack Micenko
Morgan Stanley Dean Witter
Kenneth Posner
RBC Capital Markets
Mark Agah
Standard & Poor's Corporation
Erik Eisenstein
UBS Warburg
Gary Gordon
Wedbush Morgan Securities
Richard Eckert

Website information

For more corporate information please visit us at *www.IndyMacBank.com/Investors/Shareholders.*

- Corporate Overview
- Officers & Directors
- Stock Quote, Charts
- Quarterly Earnings Webcasts
- Press Releases
- Annual Reports
- SEC Filings
- Presentations
- Audio Archives
- Fundamentals
- Earnings Estimates
- Calendar of Events
- Information Requests
- E-Mail Alerts

or call us at (800) 669-2300 ext. 5019 or (626) 535-5019.

Stock information

IndyMac's common stock is traded on the New York Stock Exchange under the symbol NDE (NYSE:NDE).

The following table sets forth the high and low sales prices (as reported by Bloomberg Financial Services) for the common stock for the years ended December 31, 2001 and 2000.

Quarter	High	Low
2001		
1	$30.00	$23.45
2	$30.00	$21.69
3	$28.92	$21.37
4	$28.95	$20.00
2000		
1	$15.44	$10.38
2	$15.00	$12.00
3	$21.44	$13.31
4	$30.44	$17.69

As of February 25, 2002, 60,191,134 shares of IndyMac's common stock were held by 2,697 shareholders of record.

Annual meeting

The annual meeting of shareholders will be held at 9:00 a.m. (PDT) on Wednesday, April 24, 2002 at our Mortgage Banking Group's Headquarters at 3465 E. Foothill Blvd., Pasadena, CA 91107.

Like all Americans, and our many friends around the world, we at IndyMac Bank felt the tremendous impact of the tragic events of September 11th. Each of us was affected in a profoundly personal way and some among us lost friends and loved ones. As we put the year behind us, we would like to take a moment to reflect and extend our heartfelt gratitude to the members of the Armed Forces, firefighters, police officers and all those who continue to work so hard to protect and serve our Country. The people at IndyMac will never take you for granted. God bless America.

Raise your expectations.℠

IndyMac Bank℠

155 North Lake Avenue, Pasadena, California 91101